Exhibit 99.103

CONSENT OF QUALIFIED PERSON

March 31, 2017

FILED BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Dear Sirs/Mesdames:

Re	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated March 31, 2017

I, Mark B. Mathisen, C.P.G., am responsible for preparing the technical report entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, dated March 31, 2017 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes my consent to the public filing of the Technical Report by NexGen Energy Ltd. (“NexGen”) and to the use of extracts from, or a summary of, the Technical Report in the news release of NexGen dated March 6, 2017 and NexGen’s annual information form dated March 31, 2017 (the “Disclosure”).

I confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure.

Sincerely,

(Signed) “Mark B. Mathisen”

Mark B. Mathisen, C.P.G.

Senior Geologist

Roscoe Postle Associates Inc.

RPA 143 Union Boulevard Suite 505 | Lakewood, CO, USA 80228 | T +1 (303) 330 0950	www.rpacan.com